Delisting Determination,The Nasdaq Stock Market, LLC,
November 10, 2011, Capstone Therapeutics Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Capstone Therapeutics Corp (the Company), effective at the opening of the trading session on November 21, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on May 3, 2011.
The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated July 11, 2011, granting the Company continued listing pursuant to an exception through September 15, 2011, by which date the Company was required to regain compliance with Listing Rule
5550(a)(2). Subsequently, however, the Company notified the Panel that it did not intend to take the steps required to regain compliance by that date. On July 19, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on July 21, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on September 2, 2011.